UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2013
COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard
The Company received a written notice on October 3, 2013, from the Listing Qualifications Department of The NASDAQ Stock Market LLC ("NASDAQ") notifying the Company that for the preceding 30 consecutive business days, the Company's ordinary shares did not maintain a minimum closing bid price of $1.00 ("Minimum Bid Price Requirement") per share as required by NASDAQ Listing Rule 5450(a)(1).
In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until April 1, 2014, to regain compliance with NASDAQ Listing Rule 5450(a)(1). Compliance can be achieved automatically and without further action if the closing bid price of the Company's ordinary shares is at or above $1.00 for a minimum of 10 consecutive business days at any time during the 180-day compliance period.
A copy of the press release announcing receipt of the notice from NASDAQ is filed herewith as Exhibit 99.1
EXHIBITS

Exhibit Number	Description

99.1	Velti Press Release Announcing Notice of Delisting or Failure to Satisfy a Continued Listing Requirement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Jeffrey G. Ross
Name:	Jeffrey G. Ross
Title:	Chief Financial Officer

Date: October 9, 2013